





INDEPENDENT AUDITORS' REVIEW OF THE EXEMPTION REPORT

SEA RULE 17a-5(g)(2)(ii)

To the Members of HGP Securities, LLC

We have reviewed management's statements, included in the *accompanying Exemption Report SEA Rule 17-a-5(d)(4)*, in which (1) HGP Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

John R. Waters & Company

Chicago, Illinois
February 22, 2016

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

225 W. Washington Street, Suite 1120, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com